Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

JOUNCE THERAPEUTICS, INC.

a Delaware corporation

at

$1.85 PER SHARE IN CASH, PLUS ONE NON-TRANSFERABLE CONTRACTUAL CONTINGENT VALUE RIGHT (“CVR”) FOR EACH SHARE, WHICH REPRESENTS THE RIGHT TO RECEIVE ONE OR MORE PAYMENTS IN CASH, CONTINGENT UPON RECEIPT OF PROCEEDS FROM THE DISPOSITION OF CVR PRODUCTS DURING THE DISPOSITION PERIOD AND OCCURRENCE OF CERTAIN OTHER EVENTS DESCRIBED IN THE CVR AGREEMENT

Pursuant to the Offer to Purchase

Dated April 5, 2023

by

CONCENTRA MERGER SUB, INC.

a wholly owned subsidiary of

CONCENTRA BIOSCIENCES, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M.

EASTERN TIME ON MAY 3, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

April 5, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Concentra Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to act as Information Agent in connection with Purchaser’s Offer to Purchase, dated April 5, 2023 (the “Offer to Purchase”) to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase, any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Jounce Therapeutics, Inc., a Delaware corporation (“Jounce”), at a price of $1.85 in cash per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Cash Consideration”), plus one non-transferable contractual contingent value right (each, a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”) per Share, all upon the terms and subject to the conditions described in the Offer to Purchase, and the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	A return envelope addressed to the Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 6:00 p.m., Eastern Time, on May 3, 2023, unless the Offer is extended or earlier terminated.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 26, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Jounce, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Jounce, without a meeting of Jounce’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and Jounce will be the surviving corporation and a wholly owned subsidiary of Parent (such merger, the “Merger”). The obligations of Parent and Purchaser under the Merger Agreement have been guaranteed by Tang Capital Partners, LP, a Delaware limited partnership, pursuant to an Equity Commitment and Guarantee Letter dated as of March 26, 2023, subject to the terms and conditions set forth therein. At the effective time of the Merger, all then outstanding Shares (other than: (i) Shares held in Jounce’s treasury; (ii) Shares owned, directly or indirectly, by Parent or Purchaser; and (iii) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time of the Merger) will be converted into the right to receive consideration equal to the Offer Price, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Computershare Trust Company, N.A. as the depositary and paying agent, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Computershare Trust Company, N.A.

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer Is:

509 Madison Avenue

Suite 1206

New York, NY 10022

Banks and Brokers Call: (203) 658-9400

Stockholders Call Toll Free: (800) 662-5200

E-mail: JNCE@investor.morrowsodali.com